

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2023

David Lamont
Chief Financial Officer
BHP Group Ltd
171 Collins Street
Melbourne, Victoria 3000
Australia

> **Re: BHP Group Ltd**
> **Form 20-F for the Fiscal Year Ended June 30, 2022**
> **Filed September 6, 2022**
> **File No. 001-09526**

Dear David Lamont:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation